Exhibit 21.1

Subsidiaries of FGL Holdings

Entity	Jurisdiction

Fidelity & Guaranty Life	Delaware
Fidelity & Guaranty Life Business Services, Inc.	Delaware
Fidelity & Guaranty Life Holdings, Inc.	Delaware
Fidelity & Guaranty Life Assignment, LLC	Maryland
Fidelity & Guaranty Life Brokerage, Inc.	Maryland
Fidelity & Guaranty Life Insurance Agency, Inc.	Maryland
Fidelity & Guaranty Life Insurance Company	Iowa
Fidelity & Guaranty Life Insurance Company of New York	New York
Raven Reinsurance Company	Vermont
Front Street Re Ltd.	Bermuda
Front Street Re (Cayman) Ltd.	Cayman Islands